Mail Stop 0306

April 1, 2005



Michael J. Pudil,
President & CEO
WSI Industries, Inc.
213 Chelsea RD
Monticello, Minnesota, 55362


Re:	WSI Industries, Inc.
	Form 10-K for the fiscal year ended August 29, 2004
	File No. 0-27892

Dear Mr. Pudil:


	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant




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